Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

February 28, 2007

Eric C. McPhee
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Technology Holdings, Inc. Form 10-KSB for the fiscal year ended June 30, 2006 Filed October 5, 2006 File No. 333-115444
Dear Mr. McPhee:

We write on behalf of Technology Holdings, Inc. (the “Company”) in response to Staff's letter of January 18, 2007 by Daniel L. Gordon, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-KSB for the fiscal year ended June 30, 2006 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Annual Report on Form 10-KSB/A (the “Amended 10KSB”). We enclose with this letter a copy of the First Amended 10-KSB, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the January 18, 2007 Comment Letter.

1.	please revise to include the audit report dated October 21, 2005 that was issued by your previous auditors.

In response to this comment, the Company amended its 10-KSB to include the audit report dated October 21, 2005 that was issued by the Company’s previous auditors.

2.	Please tell us why you reflect services performed for stock as cash provided by financing activities. this appears to be a non-cash transaction.

In response to this comment, upon further review the Company revised its cash flow statement to reflect the item as a non-cash transaction.

3.
please tell us how you determined to issue the managing member 4,000,000 shares of common stock. in your response, tell us what the managing member’s interest was previous to the issuance of membership units, and how the number of units to be issued was determined.

In response to this comment, the Company advises that the conversion of the managing member’s interest into 4,000,000 shares upon the conversion of the company from an Limited Liability Company to a Corporation was determined as a result of a vote of the full membership. The entire process was as follows:

On January 30, 2006, the membership of MV Fund II, LLC (the “Fund”) unanimously approved a Plan of Conversion that restructured the Company from a Limited Liability Company to a C-Corporation as permitted under

Chapter 92A of the Nevada Revised Statutes (the “Conversion”). In the Conversion process, which was effective on January 31, 2006, the Company converted each of the 200 non-managing membership interest held by the members into 17,500 shares of common stock for a total of 3,500,000 shares. These shares represented a total investment of $500,000 in cash and value of services, meaning that each membership unit as converted to stock was worth $7 per share. The lone managing membership interest held by MV Funding being subject to different rules and ongoing commitments had to be valued and issued on a proportionate but separate basis. Based on the services it provided over the prior years, expenses it incurred in the process, it’s existing rights and obligations (including its control and fee rights) and the Companies need for ongoing management support, the membership determined that the value of the managing membership interest at the time was approximately 53% of the Company which rounded off to a negotiated 4,000,000 shares of common stock.

The various factors used in this determination were based largely on the Company’s Amended Operating Agreement, dated July 1, 2004 (the “Operating Agreement”) which determined the managing member’s interest prior to the conversion. The Operating Agreement that governed the Fund charged MV Funding with the responsibilities associated with managing all the business operations of the entity. To this end, MV Funding contributed the services of Sam Medley and Mr. Rowe Nelson as well as paid all administrative expenses of the Fund prior to its conversion to a C-Corporation. As a result it was entitled to full control of the entity as well as compensation as provided in the operating agreement.

Managing Member’s Interest Previous to Issuance of Membership Units

1. Daily business affairs and fiduciary duties. This included dealings with members, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties. As the Fund’s only Manager, MV Funding was under fiduciary responsibility to devote its time and energy to further the business, and contributed significant attention to the Fund’s attempted business plan. Under the Operating Agreement, MV Funding had complete authority and responsibility for: evaluating and choosing the mortgage loans in which the Fund would invest; deciding what agreements the Fund would enter into and whether the Fund would enter into joint ventures with other companies to invest in mortgage loans; originating, servicing and managing mortgage loan investments; and managing all other operations.

In addition, Article 11.3 of the operating agreement granted the Managing member the authority to dissolve the Fund.

2. Compensation Structure. The managing member under the operating agreement was entitled to several forms of compensation as the Manager of the Fund:

Offering Stage:
In the offering stage, MV Funding would have received 4% of all capital contributions made by members as an organization fee, a portion of which would be used as expenses in connection with the public offering.

Operational Stage:
In the operational stage, MV Funding would have received substantial fees as a result of investment in mortgage loans. Most of these fees would have been paid by borrowers for obtaining, processing, making, brokering, managing and selling of mortgage loans, as well as for other services.

In the operational stage, MV Funding would also have received a managing member income interest of 0.25% of the interest income generated by the loans the Fund made. All expenses of the Fund’s operations and of the processing and servicing of the loans would have been paid by MV Funding out of these upfront fees and MV Funding’s managing member income interest.

Paid by Borrowers:
The following types of fees may have also been paid by borrowers to MV Funding for the placement of the loans and other services performed by MV Funding during the loan process.

1.	Loan Placement Fees for Loan Selection and Brokerage: 2%-6% of each loan -- the actual percentage would have been a competitive fee based on local market conditions.

2.	Loan Evaluation and Processing Fees: Up to 5% of each loan -- the actual percentage would have been competitive based on local market conditions.
3.
Service Fee for Administering Loans: Subject to regulatory requirements, MV Funding may have also received, where permitted, mortgage service fees, which when added to all other fees paid in connection with the servicing of a particular mortgage, did not exceed 1/4 of one percent (0.25%) of the principal outstanding on such loan.

4.	Loan Extension or Modification Fee: 2%-5% of outstanding principal -- as permitted by local law and local market conditions.

Very truly yours,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.